SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                     (Amendment No.      )1
                                    -----

                American Resources Offshore, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

           Common Stock, par value $0.00001 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            029280104
-----------------------------------------------------------------
                          (CUSIP No.)

                        Richard A. Hale
                   Hale Energy Services, Inc.
                   1 Deer Ridge Estate Blvd.
                      Kingwood, TX  77339
                          (281)359-7200
-----------------------------------------------------------------
   Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications

                         March 26, 1999
-----------------------------------------------------------------
    (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   (    )

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                 (Continued on following pages)
                      (Page 1 of 9 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

     Check the following box if a fee is being paid with this
Statement:    (    )
CUSIP NO. 029280104                13D


1.   NAME OF REPORTING PERSON
     R. Hale Energy Services, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         76-0520969
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                       (b)
                                                          -------
               Not applicable
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                Not Applicable
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Texas
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER
     Shares                                      0
                                   ------------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                                3,317,853
                                   ------------------------------
     Each                          9.   SOLE DISPOSITIVE POWER
     Reporting                                   0
                                   ------------------------------
     Person                        10.  SHARED DISPOSITIVE POWER
                                             3,317,853
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,317,853
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
              Not Applicable
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.4%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

CUSIP NO. 029280104                     13D


1.   NAME OF REPORTING PERSON
     Richard A. Hale
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                       (b)
                                                          -------
               Not applicable
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                Not Applicable
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Texas
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER
     Shares                                       0
                                   ------------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                                 3,317,853
                                   ------------------------------
     Each                          9.   SOLE DISPOSITIVE POWER
     Reporting                                     0
                                   ------------------------------
     Person                        10.  SHARED DISPOSITIVE POWER
                                              3,317,853
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,317,853
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
              Not Applicable
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.4%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
               IN
-----------------------------------------------------------------

ITEM 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the Common Stock, $1.00001 par value per share, of American Resources Offshore, Inc. ("ARO").
The address of ARO's principal executive office is 160 Morgan
Street, Versailles, Kentucky 40383.

ITEM 2.   Identity and Background.
          -----------------------

     This Schedule 13 D is being filed by R. Hale Energy
Services, Inc. ("Hale"), a Texas corporation, and Richard A.
Hale, individually (the "Reporting Persons").

     Corporate Reporting Person.  The corporate Reporting Person
     --------------------------
is R. Hale Energy Services, Inc., a Texas corporation ("Hale Energy"). The principal business and office address of Hale Energy is 1 Deer Ridge Estate Blvd., Kingwood, Texas 77339.
Hale Energy's principal business is the marketing of natural gas. During the last five years neither Hale Energy nor any of its executive officers or directors, have been (i) convicted in a criminal proceeding (excluding traffic violations or smaller misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or subjected Hale Energy to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Richard A. Hale is the sole director and officer of Hale Energy. Hale Energy is authorized to issue 1,000 shares of common stock, all of which are issued and outstanding. Mr. Hale directly owns all of the 1,000 shares (100%) of Hale Energy.

     Individual Reporting Person.  The individual Reporting
     ---------------------------
Person is Richard A. Hale. Mr. Hale is principally occupied as Chairman of the Board, Chief Executive Officer and President of
R. Hale Energy Services, Inc. During the last five years Mr. Hale has not been (i) convicted in a criminal proceeding (excluding traffic violations or smaller misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     As more fully described in Item 4 below, pursuant to the terms of the Warrant (as defined below), Hale Energy possesses the right, subject to certain conditions precedent, to purchase shares of ARO Common Stock. To date, Hale Energy has not exercised any rights under the Warrant. In the event that Hale Energy does exercise any rights under the Warrant to purchase shares of ARO Common Stock, it expects to fund such purchase with working capital.

ITEM 4.   Purpose of Transaction.
          ----------------------

     On March 5, 1998, ARO purchased certain offshore assets of TECO Oil & Gas, Inc. ("TECO"). A portion of the consideration paid for such assets consisted of a promissory note in the amount of $18.5 million issued by ARO in favor of TECO (the "Note").
The Note, which bears interest at the rate of 18 percent, matured on October 1, 1998 and is secured by a second lien on all properties of ARO and its subsidiary.

     As an inducement to TECO to accept the Note, ARO and TECO entered into a warrant agreement (the "Warrant Agreement") granting TECO a common stock purchase warrant (the "Warrant"). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 1 and 2 hereto, respectively, and are by this reference incorporated herein. Because the Note was not paid in full on or before October 1, 1998, TECO earned the right under the Warrant to purchase 600,000 shares of ARO Common Stock at a price per share of $2.67. Additionally, because the Note was not paid in full on or before April 1, 1999, TECO has the right under the Warrant to purchase, at a price per share of $0.00001, shares of ARO Common Stock equal to twenty (20%) percent of the shares of ARO Common Stock outstanding on the date of exercise. The Warrant expires on July 1, 1999.

     On March 26, 1999, Hale Energy acquired the $18.5 million note from TECO for $500,0000 in cash which was funded with working capital. Simultaneously with the acquisition of the Note, TECO granted Hale Energy an irrevocable option to acquire all its Warrants for ARO Common Stock or all shares obtained from exercise of the Warrants, as applicable, at a price of $600,000, payable in cash. A copy of the Stock Option Agreement between Hall Energy and TECO is attached hereto as Exhibit 3.

     Because of its default on the Note, ARO is also obligated under the Warrant Agreement to increase the number of members of its board of directors by two, and TECO has the right to designate individuals to fill such positions. Under the Warrant Agreement, ARO also agreed, while the Note remains unpaid, to take all actions within its control to maintain such individuals as directors of ARO. As of the date of this Schedule 13D, TECO has not exercised its right to designate two directors of ARO, but reserves its right to do so. In the event Hale Energy exercises its option to acquire all of the ARO Warrants from TECO, these rights would transfer to Hale Energy.

     Except as set forth herein, Hale Energy does not have any present plans arrangements or understandings that relate to or would result in:

     (i) the acquisition of any person of additional securities of ARO, or the disposition of securities of ARO;

     (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ARO or any of its subsidiaries;

     (iii) a sale or transfer of a material amount of assets of ARO or of any of its subsidiaries;

     (iv) any change in the present board of directors or management of ARO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (v) a material change in the present capitalization or dividend policy or ARO;

     (vi) any other material change in ARO's business or corporate structure, including but not limited to, if ARO is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (vii) changes in ARO's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ARO by any person;

     (viii) causing a class of securities of ARO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (ix) a class of equity securities of ARO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

     (x)  any action similar to any of those enumerated above.

     Hale Energy expects to evaluate on a continuing basis its goals and objectives, other available business opportunities, and general economic and equity market conditions, as well as ARO's business operations and prospects. Based on such evaluations, from time to time in the future, Hale Energy may determine to exercise its option to acquire the Warrant and the ARO shares attendant thereto. Hale Energy may acquire additional shares of ARO capital stock and may dispose of any shares of ARO Common Stock issued to Hale Energy upon exercise of the Warrant in the open market or in privately negotiated transactions at varying prices.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Hale Energy beneficially owns approximately 3,317,853 shares of ARO Common Stock, consisting entirely of shares issuable under the Warrant described in Item 4. The Warrant is currently exercisable for (i) 600,000 shares, plus (ii) twenty (20%) percent of the shares of ARO Common Stock outstanding on the date of exercise. Currently, such additional twenty (20%) percent equals approximately 2,717,853 shares based on 13,589,264 shares of ARO Common Stock outstanding as of April 1, 1999. According to information provided by ARO, the Common Stock outstanding as of April 1, 1999 consisted of (i) 10,261,074 shares of issued and outstanding ARO Common Stock, plus (ii) 3,530,080 shares of Common Stock issuable under all outstanding options and other rights to purchase ARO Common Stock, less (iii) 201,890 shares of treasury stock. The aggregate total of 3,317,853 shares of ARO Common Stock beneficially owned by Hale Energy represents 24.4% of the 13,589,264 shares of ARO Common Stock outstanding on April 1, 1999, computed in accordance with Rule 13d-3 of the Act.

          By virtue of his ownership of the capital stock of Hale
Energy, Mr. Hale may be deemed to beneficially own the shares of ARO Common Stock beneficially owned by Hale Energy.

     (b) In the event Hale Energy were to purchase any shares of ARO Common Stock covered by the Warrant, Hale Energy and Richard
A. Hale would have shared voting and investment power over such shares.

     (c) Neither Hale Energy, its officers and directors, nor Richard A. Hale has effected any transaction in ARO Common Stock during the past 60 days.

     (d) Neither Hale Energy, its officers and directors, nor Richard A. Hale has nor knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of ARO Common Stock beneficially owed by Hale Energy and Richard A. Hale.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
Relationships With Respect to Securities of the Issuer.
------------------------------------------------------

     The Warrant Agreement provides that, under certain circumstances, ARO will file a registration statement covering the Warrant and/or any of the shares of ARO Common Stock issuable upon its exercise and use its best efforts to cause such registration statement to become effective and remain effective for up to 180 days. Additionally, the Warrant Agreement provides for certain "piggy-back" registration rights. There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock of ARO, other than as referred to herein.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1. Warrant Agreement dated as of March 5, 1998, between American Resources Offshore, Inc. (formerly known as American Resources of Delaware, Inc.) and TECO Oil & Gas, Inc. (filed as Exhibit
               10.91 to Amendment No. 1 to ARO's Current Report on Form 8-K [File No. 0-21472] dated as of March 5, 1998 and incorporated herein by reference).

     Exhibit 2. Warrant issued by American Resources Offshore,
               Inc., (formerly known as American Resources of
               Delaware, Inc.) in favor of TECO Oil & Gas, Inc.

     Exhibit 3. Stock Option Agreement dated March 26, 1999, between TECO Oil & Gas, Inc. and R. Hale Energy
               Services, Inc.

                           SIGNATURE
                           ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     April 5, 1999

                              /s/ Richard A. Hale
                              ----------------------------------
                                Richard A. Hale, Individually


                                R. HALE ENERGY SERVICES, INC.

                              By: /s/ Richard A. Hale
                                 -------------------------------
                                   Richard A. Hale
                                   President


                         EXHIBIT INDEX

Exhibit        Description

1.                       Warrant Agreement dated as of March 5,
               1998, between American Resources Offshore, Inc. (formerly known as American Resources of Delaware, Inc.) and TECO Oil & Gas, Inc. (filed as Exhibit
               10.91 to Amendment No. 1 to ARO's Current Report on Form 8-K [File No. 0-21472] dated as of March 5, 1998 and incorporated herein by reference).

2.                       Warrant issued by American Resources
               Offshore, Inc., (formerly known as American
               Resources of Delaware, Inc.) in favor of TECO Oil
               & Gas, Inc.

3.                       Stock Option Agreement dated March 26,
               1999, between TECO Oil & Gas, Inc. and R. Hale
               Energy Services, Inc.

                           EXHIBIT 2
                           ---------

THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES OF COMMON STOCK OR OTHER SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT, OR (ii) AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933. ANY SALE PURSUANT TO CLAUSE (ii) OF THE PRECEDING SENTENCE MUST BE ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH EXEMPTION FROM REGISTRATION IS AVAILABLE IN CONNECTION WITH SUCH SALE.

THE TRANSFER OR EXCHANGE OF THE WARRANT AND COMMON STOCK
UNDERLYING SUCH WARRANT REPRESENTED BY THIS CERTIFICATE IS
RESTRICTED IN ACCORDANCE WITH THE WARRANT AGREEMENT REFERRED TO
HEREIN.

     No. 1 Warrant                                Warrant

               VOID AFTER 5:00 P.M. FLORIDA TIME
                        ON July 1, 1999
              AMERICAN RESOURCES OF DELAWARE, INC.
                      WARRANT CERTIFICATE


     THIS CERTIFIES THAT for value received TECO Oil and Gas, Inc., the registered holder hereof or registered assigns (the "Warrant Holder"), is the owner of the Warrant set forth above, which entitles the owner thereof to purchase certain percentages of the authorized and outstanding shares of the Common Stock as set forth in the Warrant Agreement, par value $1.0001 per shares (the "Common purchase price of $1.0001 per share (the "Exercise Price"), and an additional 600,000 shares of authorized and outstanding shares of Common Stock of American Resources of Delaware, Inc. a Delaware corporation, at the purchase price of $2.67 (the "Additional ARI Shares" and together with the Exercise Price, the "Purchase Price"), subject to adjustment as described in the Warrant Agreement referred to below on such dates and in such amounts as described in the Warrant Agreement. The Warrant Holder may pay the Purchase Price in cash, or by certified or official bank check.

     This Warrant Certificate is subject to, and entitled to the benefits of, all of the terms, provisions and conditions of an agreement dated March 5, 1998 (the "Warrant Agreement") between the Company and TECO Oil & Gas, Inc., which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the Warrant Holder. Copies of the Warrant Agreement are on file at the principal office of the Company.

     The Warrant Holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Warrant Holder hereof as the owner for all purposes.

     The Warrant Certificate, upon surrender at the principal office of the Company, may be exchanged for another Warrant Certificate of like tenor and date evidencing a Warrant entitling the Warrant Holder to purchase a like aggregate number of shares of Common Stock as the Warrant evidenced by the Warrant Certificate surrendered entitled to such Warrant Holder to purchase. If this Warrant Certificate shall be exercised in part, the Warrant Holder shall be entitled to receive upon surrender hereof, another Warrant Certificate evidencing the portion of the Warrant not exercised.

     No fractional shares of Common Stock will be issued upon the exercise of the Warrant evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Warrant Agreement.

     Neither the Warrant nor the Warrant Certificate entitles the Warrant Holder hereof to any of the rights of a stockholder of the Company except as set forth in the Warrant Agreement.

     THIS WARRANT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW, AND, WITH RESPECT TO USURY, THE LAWS OF ANY OTHER JURISDICTION WHOSE LAWS MAY BE APPLICABLE PURSUANT TO THE PROVISIONS OF TITLE 12, SECTION 85 OF THE UNITED STATES CODE.

     IN WITNESS WHEREOF, American Resources of Delaware, Inc. has caused the signature of its Vice President and Secretary to be printed hereon and its corporate seal to be printed hereon.

                              AMERICAN RESOURCES OF DELAWARE,
                                INC., a Delaware corporation



                              By:
                                 -------------------------------
                                   Name: David J. Stetson
                                   Its: General Counsel



Attest:



---------------------------

                           ASSIGNMENT
  (To be executed only upon assignment of Warrant Certificate)


     For value received,                 hereby sells, assigns
                         ---------------
and transfers unto                the within Warrant Certificate,
                   --------------
together with all right, title and interest therein, and does
hereby irrevocably constitute and appoint                      ,
                                          ---------------------
attorney, to transfer said Warrant Certificate on the books of the within-named Company, with full power of substitution in the premises.


Dated:                 , 19
      -----------------    ---





                         --------------------------------------
                                             NOTE:  The above
                         signature should correspond exactly with the name on the face of this Warrant Certificate.
                         PURCHASE FORM

(To be executed upon exercise of Warrant). To American Resources of Delaware, Inc.:

     The undersigned hereby irrevocably elects to exercise the
right of purchase represented by the Warrant Certificate for, and
to purchase thereunder,        shares of Common Stock, as
                        ------
provided for therein, and tenders herewith payment of the
purchase price in full in the form of cash or a certified or
official bank check in the amount of $         .
                                      ---------

     Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional shares to:


                              Name:
                                   ----------------------------

                                        (Please Print Name,
                                        Address and Social
                                        Security No.)


                              Signature:
                                        -----------------------


                                NOTE:  The above signature
                                should correspond exactly with
                                the name on the face of this
                                Warrant Certificate or with the
                                name of assignee appearing in
                                the assignment form below.


And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.


Dated:             , 19            Signature:
      -------------    ---                   -------------------


                                   -----------------------------

                                   Please Print Name
                            EXHIBIT 3
                            ---------

                     STOCK OPTION AGREEMENT
                     ----------------------


     THIS STOCK OPTION AGREEMENT dated as of March 26, 1999 (the "Agreement") is entered into by and between TECO OIL & GAS, INC. ("TECO"), a Florida corporation, and R. HALE ENERGY SERVICES, INC. ("HALE"), a Texas corporation. TECO is the holder of the Note, dated March 5, 1998, of American Resources Offshore, Inc.
(ARO) in the original principal amount of $18,500,000. In accordance with the Assignment and Assumption Agreement, dated the date hereof (the "Assignment Agreement"), between TECO and HALE, TECO has agreed to convey the Note and its rights under the Loan Documents, as therein defined, to HALE. TECO is also the holder of warrants ("Warrants") to purchase common stock of ARO, as successor by merger to American Resources of Delaware, Inc. ("ARI"), pursuant to the Warrant Agreement, dated as of March 5, 1998, between TECO and ARI (the "Warrant Agreement"). As a condition and inducement toTECO's willingness to enter into the Assignment Agreement, and in connection therewith, TECO hereby grants to HALE an option to acquire TECO's Warrants, or the Warrant Shares, as defined in the Warrant Agreement, upon the terms and subject to the conditions set forth herein.


     Accordingly, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1.   GRANT OF OPTION.
          ---------------

          In consideration of payment of TEN DOLLARS AND NO/100 ($10.00) DOLLARS, receipt of which is hereby acknowledged (the "Option Amount"), TECO hereby grants to HALE an irrevocable option (the "Option") to acquire all its Warrants for Common Stock of ARI, or all Warrant Shares obtained from exercise of the Warrants by TECO, as applicable, in the manner set forth below, at a price of $600,000 (the "Exercise Price"), payable in cash.

     2.   EXERCISE OF OPTION.
          ------------------

          (a) The Option may only be exercised by HALE, in whole but not in part, at any time from the date hereof to and including July 1, 2000. In the event HALE wishes to exercise the Option, HALE shall deliver to TECO a written notice (an "Exercise Notice") specifying the date and time designated by HALE for a closing (the "Closing"), which Exercise Notice shall be delivered at least five business days prior to the date of such Closing. The Closing shall be held at the offices of TECO, or its counsel.

     3.   CONDITIONS TO CLOSING.
          ---------------------

          The obligation of TECO to assign the Warrants, or Warrant Shares, to HALE hereunder is subject to the conditions that (i) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Warrants or Warrant Shares hereunder shall have been obtained or made, as the case may be; and (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such transfer shall be in effect.

     4.   CLOSING.
          -------

          At Closing, (i) TECO shall deliver to HALE (a) its Warrants duly endorsed or assigned, without recourse, representation or warranty of any kind, with any necessary documents of transfer as HALE may reasonably require and/or (b) certificates representing all Warrant Shares acquired by TECO from any prior exercises of the Warrants during the term of this Agreement, duly endorsed for transfer, without recourse, representation or warranty of any kind, and (ii) HALE shall pay to TECO the Exercise Price by wire transfer of immediately available funds or by delivery of a certified check or bank check.

     5.   REPRESENTATIONS AND WARRANTIES OF TECO.
          --------------------------------------

          TECO represents and warrants to HALE that (i) TECO is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (ii) the execution and delivery of this Agreement by TECO and consummation by TECO of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of TECO and no other corporate proceedings on the part of TECO are necessary to authorize this Agreement or any of the transactions contemplated hereby; and (iii) this Agreement has been duly executed and delivered by TECO and constitutes a legal, valid and binding obligation of TECO and, assuming this Agreement constitutes a legal, valid and binding obligation of HALE, is enforceable against TECO in accordance with its terms.

     6.   REPRESENTATIONS AND WARRANTIES OF HALE.
          --------------------------------------

          HALE represents and warrants to TECO that (i) HALE is a corporation duly incorporated, validly existing and in good standing under the laws of the Texas and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (ii) the execution and delivery of this Agreement by HALE and the consummation by HALE of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of HALE and no other corporate proceedings on the part of HALE are necessary to authorize this Agreement or any of the transactions contemplated hereby; (iii) this Agreement has been duly executed and delivered by HALE and constitutes a legal, valid and binding obligation of HALE and, assuming this Agreement constitutes a legal, valid and binding obligation of TECO , is enforceable against HALE in accordance with its terms; and (iv) any Warrant Shares acquired upon exercise of the Option will not be acquired by HALE with a view to the public distribution thereof and HALE will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

     7.   DISCLAIMERS.
          -----------

          (a) TECO does not undertake, by execution of this Agreement, to exercise any Warrants during the term of the Warrant Agreement and, in the event that the Warrant Agreement shall terminate or lapse unexercised, TECO shall have no obligation hereunder to deliver Warrants or Warrant Shares to HALE.

          (b) HALE acknowledges that TECO may possess material information regarding ARO not known to HALE, including, without limitation, information received from ARO on a confidential basis. HALE agrees that TECO shall have no liability to HALE with respect to nondisclosure of such information except to the extent of any breach by TECO of its representations, warranties, covenants and agreements set forth in this Agreement.

          (c) Except as may be expressly provided herein, TECO has not made and does not make any representations or warranties, or assume any responsibility with respect to, the validity, genuineness, due authorization, execution, delivery, legality, sufficiency and enforceability or collectability of the Warrant Agreement, the Warrants or the Warrant Shares.

          (d) HALE acknowledges that it is a sophisticated buyer with respect to the Warrants and the Warrant Shares, has adequate information concerning the business and financial condition of ARO, and its affiliates, to make an informed decision regarding the purchase or the Warrants and the Warrant Shares under the Warrant Agreement, and has independently and without reliance upon TECO made its own analysis and decision to enter into this Agreement. HALE acknowledges that TECO has not made and does not make any representation or warranty, either express or implied, of any character or kind, except as expressly set forth in this agreement. HALE acknowledges that the assignment and transfer of the Warrants or the Warrant Shares, as the case may be, as contemplated by the Warrant Agreement, is irrevocable and without recourse to TECO except with respect to any remedies resulting from breaches by TECO of this Agreement.

          (e) HALE acknowledges and represents that (a) it is an "accredited investor", as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended, and (b) it will not be purchasing the Warrants or the Warrant Shares with a view to or for resale in connection with any distribution or public offering of all or any part thereof or any interest therein in a manner which would violate the applicable securities laws.

     13.  EFFECT.
          ------

          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

     14.  SPECIFIC PERFORMANCE.
          --------------------

          The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.
Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

     15.  ENTIRE AGREEMENT.
          ----------------

          This Agreement and the Assignment Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     16.  FURTHER ASSURANCES.
          ------------------

          Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to constitute the transactions contemplated hereby.

     17.  VALIDITY.
          --------

          The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any governmental entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

     18.  NOTICES.
          -------

          All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

          (a)   if to HALE, to:

                    Richard A. Hale
                    R. Hale Energy Services, Inc.
                    1 Deer Ridge Estate Boulevard
                    Kingwood, TX  77339
                    Tel: (281) 348-2484
                    Fax: (281) 359-4473

          (b)  if to TECO, to:

                    Royston K. Eustace
                    Senior Vice President
                    Business Development
                    TECO Energy, Inc.
                    P. O. Box 111
                    Tampa, FL 33601-0111
                    Tel: 813-228-4323
                    Fax: 813-228-4811

               with a copy to:

                    Palmer & Dodge LLP
                    One Beacon Street
                    Boston, MA  02108
                    Attn:  Richard Hiersteiner, Esq.
                    Tel: (617) 573-0100
                    Fax: (617) 227-4420

     19.  GOVERNING LAW.
          -------------

          This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made and to be performed entirely within such state.

     20.  COUNTERPARTS.
          ------------

          This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

     21.  EXPENSES.
          --------

          Except as otherwise expressly provided herein or in the Acquisition Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     22.  AMENDMENTS; WAIVER.
          ------------------

          This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     23.  ASSIGNMENT.
          ----------

          Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                              R. HALE ENERGY SERVICES, INC.

                              By: /s/ R. A. Hale
                                 ------------------------------

Name:  R. A. Hale
                                                       Title:
                              President


                              TECO OIL & GAS, INC.


                              By: /s/ R. K. Eustace
                                 ------------------------------
                              Name:     Royston K. Eustace
                                                       Title:
                              President